11022693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Ray Bishop 760-444-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

DENISE BASSETT
Commission # 1917917
Notary Public - California
San Diego County
My Comm. Expires Jan 16, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

KINSELL, NEWCOMB & DE DIOS, INC.
(Confidential)
FOR THE YEAR ENDED MARCH 31, 2011

PKF

KINSELL, NEWCOMB & DE DIOS, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2011 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
May 13, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

Cash and cash equivalents	$	304,566
Trading securities		113,032
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $516,796		185,941
Deposits		18,624
Prepaid expenses		7,496
Total assets	$	629,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	150,132
Payables to related parties		81,335
Liabilities subordinated to claims of general creditors		100,000
Total liabilities		331,467
Commitments and contingencies (Note 9)		
Stockholder's equity:		
Common stock, no par value; Authorized shares - 100,000 Outstanding shares - 14,800		370,687
Accumulated deficit		(72,495)
Total stockholder's equity		298,192
Total liabilities and stockholder's equity	$	629,659

The accompanying notes are an integral part of the financial statements

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2011

Revenues:	
Underwriting fees	$ 1,032,838
Other brokerage fees	167,651
Fees on sale of call rights	400,000
Total revenues	1,600,489
Costs of issuance	110,629
Gross profit on underwriting and other fees	1,489,860
Operating expenses	1,965,107
Net loss	$ (475,247)

The accompanying notes are an integral part of the financial statements

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock Shares	Common Stock Amount	(Accumulated Deficit)	Total Stockholder's Equity
Balance at March 31, 2010	14,800	$ 370,687	$ 402,752	$ 773,439
Net loss	-	-	(475,247)	(475,247)
Balance at March 31, 2011	14,800	$ 370,687	$ (72,495)	$ 298,192

The accompanying notes are an integral part of the financial statements

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2011

Balance at March 31, 2010	$ 125,000
Reductions	(25,000)
Additional borrowings	-
Balance at March 31, 2011	$ 100,000

The accompanying notes are an integral part of the financial statements

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (475,247)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	64,033
Unrealized loss on trading securities	14,161
Changes in operating assets and liabilities:	
Trading securities	(127,193)
Prepaid expenses	(3,675)
Accounts payable and accrued liabilities	75,049
Payables to related parties	(133,613)
Income taxes payable	(168,800)
Net cash used in operating activities	(755,285)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leasehold improvements	(2,541)
Net cash used in investing activities	(2,541)
Net decrease in cash and cash equivalents	(757,826)
Cash and cash equivalents at beginning of year	1,062,392
Cash and cash equivalents at end of year	$ 304,566
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 168,800
Cash paid during the year for interest	$ 17,898
NONCASH INVESTING AND FINANCING ACTIVITIES:	
Reclassification of loan payable to payables to related parties	$ 25,000

The accompanying notes are an integral part of the financial statements

NOTE 1 – NATURE OF BUSINESS

Kinsell, Newcomb & De Dios, Inc., (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations, which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at these banks up to $250,000. During 2010, the FDIC temporarily insured all noninterest-bearing transaction accounts through December 31, 2012. At March 31, 2011, the Company's cash balances were fully insured by the FDIC. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk with respect to its cash.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation ("SIPC") insures accounts at this institution up to $500,000, including a maximum of $250,000 for cash. At March 31, 2011, the Company had no uninsured cash balances at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities

The Company accounts for its securities in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 320, *Investments-Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of stockholder's equity.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or related lease term. Maintenance costs are considered period costs and are expensed when incurred. Depreciation for the year ended March 31, 2011 was $64,033.

Revenue Recognition

The Company records underwriting fee income and related expenses upon closing an offering of securities in which the Company acts as underwriter. Recording of other brokerage fees, gain on sale of call rights and related expenses occur at closing of transactions.

Revenues are reported in accordance with the requirements of FASB ASC No. 605, *Revenue Recognition- Principal Agent Consideration.* The Company follows FASB ASC No. 605 in the presentation of call rights revenues and expenses. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. In situations where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions of revenue and expenses are recorded gross in the statement of operations. If the Company is an agent acting on behalf of others, fees on sale of call rights is recorded net of expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The carrying values of securities reflected in the statement of financial condition at March 31, 2011 reasonably approximate their fair values in accordance with FASB ASC No. 820, *Fair Value Measurements and Disclosures*. FASB ASC No. 820 establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability, occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC No. 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Quoted prices in active market for assets or liabilities identical to the securities to be valued. If a Level 1 input is available, it must be used. (Examples include NYSE, NASDAQ, etc.).
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means).
>
> Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. (Examples include independent valuations, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.).

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Business Risk

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC No. 740, *Income Taxes*. FASB ASC No. 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC No. 740, the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of March 31, 2011, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of March 31, 2011, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at March 31, 2011 consist of the following:

Furniture and fixtures	$ 294,538
Computers and equipment	300,362
Vehicle	60,990
Leasehold improvements	46,847
	702,737
Less: accumulated depreciation and amortization	(516,796)
	$ 185,941

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $100,000 or 6 2/3% of aggregated indebtedness, whichever is higher. At March 31, 2011, the Company had net capital of $176,092, which is $76,092 in excess of the required minimum net capital. At March 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.67 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2011, are as follows:

Accounts payable	$ 20,114
Payable to clearing organization (Note 6)	127,193
Accrued vacation and incentive compensation	2,825
	$ 150,132

NOTE 6 – TRADING SECURITIES

During November 2010, the Company purchased municipal bonds through its clearing agent in the amount of $127,193. At March 31, 2011, the fair market value of these securities was $113,032, which was measured under Level 2 of the valuation hierarchy. The fair value of municipal bonds is estimated using recently executed transactions, broker quotations, and bond spread information. For the year ended March 31, 2011, unrealized trading losses were $14,161.

Transactions involving securities purchased under agreements to resell or securities sold under agreements to repurchase are accounted for as collateralized agreements or financings, except where the Company does not have an agreement to sell or purchase the same securities before maturity at a fixed or determinable price. At March 31, 2011, the municipal bonds were not sold and were included in accounts payable and accrued liabilities at their original cost of $127,193 (Note 5).

NOTE 7 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During March 2011, the Company modified and extended its subordinated notes payable to LaVern Punke, related party, from $125,000 to $100,000 and maturity date from March 31, 2011 to March 31, 2014, which was covered by an agreement approved by the Financial Industry Regulatory Authority. The $25,000 payable to this related party remains outstanding and is included in payables to related parties.

The borrowings under subordinated notes payable at March 31, 2011, are as follows:

Notes payable to LaVern Punke, related party, unsecured Maturity date - March 31, 2014; interest rate 8%	$ 100,000
Interest paid on related party note	$ 10,000

Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule provides adding subordinated liabilities back to stockholder's equity and exclusion from aggregate indebtedness, in computation of net capital. To the extent they are required to maintain continued compliance with minimum net capital requirements, the borrowings may not be repaid.

NOTE 8 – INCOME TAXES

Significant components of the provision for income taxes for the year ended March 31, 2011 are as follows:

Current provision:	
Federal	$ -
State	800
	800
Deferred expense:	
Federal	-
State	-
	-
Total income tax provision	$ 800

NOTE 8 – INCOME TAXES (continued)

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax assets:	
Accruals and other	$ 47,200
Net operating loss carryforwards	184,000
	231,200
Deferred tax liabilities:	
Depreciation	(12,800)
Net deferred tax assets	218,400
Valuation allowance	(218,400)
Net deferred tax assets	$ -

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2006. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company has recorded a valuation allowance. The valuation allowance increased by $198,700 from March 31, 2010 to March 31, 2011. At March 31, 2011, federal and California net operating loss carry-forwards were $423,000 and $686,800, respectively. The federal and state tax loss carry-forwards will begin to expire in 2028 and 2018, respectively, unless utilized. California has limited the utilization of net operating loss carry-forwards for 2011.

The effective tax rate varied from the federal statutory rate of 34% for the year ended March 31, 2011 primarily as a result of non-deductible meals and entertainment expenses, interest income, and the valuation allowance.

The Company is a party to a tax sharing agreement with its parent corporation, KND Holdings, Inc. ("Holdings") and together files a consolidated tax return. The Company based the income tax provision at March 31, 2011 on amounts the Company would have paid if it filed a separate return.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its current office space under an operating lease with a related party, KND Properties, that expires May 31, 2014. Rent expense totaled $231,399 for the year ended March 31, 2011.

At March 31, 2011, the annual future minimum lease payments under operating leases are as follows:

Year Ending March 31:	
2012	$ 223,492
2013	223,492
2014	223,492
2015	37,248
Total minimum lease payments	$ 707,724

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 – 401(k) PLAN

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum amount allowed by Internal Revenue Service ("IRS") regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, which vest immediately. For the year ended March 31, 2011, the Company made matching contributions of $31,375 to the Plan.

The Company amended the Plan effective January 1, 2002 to include a profit sharing provision, whereby at management's discretion, an allocation is made of a profit sharing contribution among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing contribution, an employee must complete one year of service and be actively employed on the last day of the Plan year.

NOTE 11 – EQUITY PARTICIPATION PLAN

On June 6, 2002, the Company adopted an equity participation plan (the "Equity Plan") whereby the Company would provide incentive compensation units ("Units") and other incentives to certain employees. Under the Equity Plan, the Company may grant Units up to a 15% aggregate of the issued and outstanding shares of common stock of the Company. Units vest 20% per year and become fully vested after five years. The Equity Plan provides early vesting for five or more years of service. Terminating employees are eligible for disbursement of Units in the participant's account, within the terms of the Equity Plan. As of March 31, 2011, the Company had 2,220 units available for grant under the Equity Plan. For the year ended March 31, 2011, there were no incentive compensation units granted, issued, exercised, cancelled, forfeited, or expired.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company and other affiliated entities provide administrative services and funding for operational expenses, to each other. Neither collection nor payment is expected and therefore the shortfall or overpayment of these services is included in operating expenses. Treatment of these transactions is consistent with prior years. As a result, during the year ended March 31, 2011 the Company recorded payments of $317,018 to operating expenses.

Holdings is the parent Corporation of the Company and owns numerous call rights contracts. During the year ended March 31, 2011, the Company executed trades of these call rights on behalf of Holdings and recorded income of $400,000.

As of March 31, 2011, payables to related parties was $81,335, which includes the amount of $25,000 to LaVern Punke as described in Note 7 and $56,335 rent payable to KND Properties for its operating lease.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC No. 855, *Subsequent Events*, through the date that the financial statements were available to be issued on May 13, 2011.

SUPPLEMENTARY INFORMATION

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2011

NET CAPITAL	
Total stockholder's equity	$ 298,192
Subordinated liabilities	100,000
	398,192
Deductions:	
Furniture, equipment and leasehold improvements, net	185,941
Deposits	18,624
Prepaid expenses	7,496
Total deductions	212,061
Net capital before haircuts on securities positions	186,131
Haircuts on securities	10,039
Net capital	176,092
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 76,092
AGGREGATE INDEBTEDNESS	
Total liabilities excluding subordinated loans and liabilities secured by assets	$ 118,435
Total aggregate indebtedness	$ 118,435
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.67 to 1

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS A-15A-5 Part IIA as of March 31, 2011.

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2011

A computation of reserve requirement is not applicable to Kinsell, Newcomb & De Dios, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2011

Information relating to possession or control requirements is not applicable to Kinsell, Newcomb & De Dios, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

In planning and performing our audit of the Kinsell, Newcomb & De Dios, Inc. ("Company") financial statements, as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended March 31, 2011, and this report does not affect our report thereon dated May 13, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
May 13, 2011

PKF
Certified Public Accountants
A Professional Corporation